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SEC FILE NUMBER
8-69780

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLOBAL SHARES FINANCIAL SERVICES INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 TOWN SQUARE PLACE, SUITE 800
(No. and Street)

JERSEY CITY	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTOPHER MEYERS	(212) 668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER, LLC
(Name – if individual, state last, first, and middle name)

517 ROUTE ONE	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, EDWARD LOPUSZNICK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLOBAL SHARES FINANCIAL SERVICES INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO 3/14/22

[signature]

Notary Public

VINCENT THOMAS
NOTARY PUBLIC, NEW JERSEY
MONMOUTH COUNTY, COMM# 2307172
COMMISSION EXPIRES ON 10/23/2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Global Shares Financial Services Inc.

Report on Audit of Financial Statement and
Supplementary Information
For the Year Ended December 31, 2021

Global Shares Financial Services Inc.

Year Ended December 31, 2021

Contents

Financial Statement

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Global Shares Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Shares Financial Services, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 14, 2022

Global Shares Financial Services Inc.

Statement of Financial Condition

As of December 31, 2021

ASSETS	
Cash	$ 891,176
Restricted Cash - Special Reserve Account for the Exclusive Benefit of Customers	400,000
Due from Clearing Broker - Omnibus Accounts	4,575,675
Commission Sharing Receivables	129,878
Clearing Broker Deposit and Receivables	177,337
Prepaid Expenses	24,914
TOTAL ASSETS	$ 6,198,980
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Paybles to Customers	$ 4,575,027
Due to Affiliated Companies	240,370
Accounts Payable and Accrued Expenses	211,790
Total Liabilities	5,027,187
Common Stock	50
Additional Paid-In Capital	2,524,707
Accumulated Deficit	(1,352,964)
Total stockholder's equity	1,171,793
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,198,980

See Notes to Financial Statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Shares Financial Services Inc. (the "Company") is a wholly-owned subsidiary of Global Shares, PLC (the "Parent"). The Company is a registered broker-dealer, effective as of August 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is a non-exchange member referring transactions in listed securities to other broker dealers. The Company's referals include issuers whose shares are listed on an exchange to facilitate employee share purchases and sales through an online portal which will not be accessible by the public.

On August 20, 2020, the Company's Continuing Membership Application ("CMA") was approved to upgrade the Company's approved brokerage activities. The Company was approved to hold customer assets in an Omnibus Clearing capacity. The Company is now permitted to accept customer cash and securities from participants in issuer stock and option purchase programs. When customers securities vest, the assets are transferred to the Company's Omnibus account where a customer can decide to hold the securities or instruct the Company to sell the shares for which the Company earns a commission.

The accompanying Financial Statement have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated entities, such Financial Statement may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. The parent intends to continue to provide financial support to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying Financial Statement of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

Concentration of credit risk

The Company maintains cash with a single financial institution located in the United States. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates

The preparation of Financial Statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company files a standalone U.S. federal and state and local income tax return. The Company computes tax provisions in accordance with ASC 740, Income Taxes ("ASC 740") on a separate return method.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets on a separate return method based on the availability of the four sources of taxable income discussed in ASC 740, including but not limited to projections of future taxable income, as well as the other factors of the filing groups of the relevant jurisdictions.

The Company's deferred tax assets and deferred tax liabilities are presented on a net basis, where applicable, as a component of Other assets in the Statement of Financial Condition.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax benefit to record for uncertain tax positions. ASC 740 prescribes a recognition threshold and a measurement aspect for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Positions that meet the more-likely-than-not recognition criteria are measured to determine the amount which is greater than 50 percent likely to be realized upon settlement with a taxing authority. The Company's policy is to record interest and penalties on income taxes in the tax provision.

Revenue recognition

The Company's earns revenues for referrals made to other broker-dealers to facilitate the sale of stock for employee stock option plans. Revenues are earned on a trade date basis which is at the time transactions occur.

The Company has adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company has applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Cash and Restricted Cash

The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. The company held no cash equivalents at December 31, 2021.

In accordance with FINRA Customer Protection Rule 15c3-3 the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the PAB Reserve Requirement as well as the Special Reserve Requirement for the Exclusive Benefit of Customers. As of December 31, 2021, Cash and Restricted Cash were as follows:

	2021
Cash	$891,176
Restricted Cash	400,000
Cash and Restricted Cash	$1,291,176

Commission Sharing receivables

The commission sharing receivables are recorded at invoiced amounts without bearing interest. The Company may book an allowance for doubtful accounts to the extent it believes receivables will not be collected. At December 31, 2021, the Company had no allowance for doubtful accounts.

Clearing deposit

The Company maintains a clearing deposit with its clearing broker.

3. RELATED PARTY TRANSACTIONS

Through two expense sharing agreements with Global Shares Inc. and Global Shares Ireland Limited (the "Affiliates"), the Company may be allocated certain operating expenses, Additionally, for the year ended December 31, 2021, the Affiliates paid or will pay certain Company expenses on its behalf. Such amounts agregated to $1,200,523 for the year ended December 31, 2021. That amount is reflected in the accompanying statement of operations. As of December 31, 2021, the Company had a $240,370 payable balance, which is non-interest bearing, due to the Affiliates.

Compensation expense and related costs	$ 902,011
Rent expense	86,042
Professional fees	4,550
Data & Subscriptions	2,983
Other expenses	204,937
	$ 1,200,523

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The amount of aggregate debits at December 31, 2021 was $4,575,027

At December 31, 2021, the Company had net capital, as defined, of $1,017,001, which exceeded the required minimum net capital of $250,000 by $767,001. Net Capital in excess of 5% of aggregate debits at December 31, 2021 was $788,250. The percentage of Net Capital to aggregate debits at December 31, 2021 was 22%.

5. COVID-19

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, we continue to provide frequent communications to clients, employees, and regulators. In early March 2020, the vast majority of our employees began to work remotely with only "essential" employees reporting to the office. We accomplished this by significantly expanding the use of technology infrastructure that facilitates remote operations. Our ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to our business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, our business, well into 2022. We currently anticipate that a large number of our employees will continue to work remoociat

6. INCOME TAXES

The Company's tax expense/(benefit) for the period ended December 31, 2021, is as follows:

	Current	Deferred	Total
Federal	-	-	-
SALT	1,500	-	1,500
Total	1,500	-	1,500

The difference between the reported amout of income tax expense/(benefit) and the expected amout of income tax expense/(benefit) that would result from applying domestic federal statutory tax rates to pre-tax income is primarily attributable to an increase in the valuation allowance.

At December 31, 2021, the Company had $0 of net deferred tax assets. This balance is primarily comprised of timing differences related to net operating losses, which are offset by a valuation allowance.

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. A valuation allowance of $350,000 is recorded at December 31, 2021 as the Company believes it is more likely than not that its deferred tax assets will be realized. Since December 31, 2020, the valuation increased by $50,000.

As of December 31, 2021, on a pre-tax basis, the Company has federal net operating losses of approximately $1,300,000, a small amount of which expires in 2027, with the remaining amount not subject to expiration. The Company also has state net operating losses of approximately $1,300,000 that begin to expire in 2027. Federal and state and local tax payable of $0 is included in Other assets on the Statement of Financial Condition as of December 31, 2021.

The Company’s unrecognized tax benefits, including accrued interest of $0, are recorded in the Statement of Financial Condition as current income taxes payable, included in Other liabilities, and as deferred income tax assets, included in Other assets. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. The Company does not anticipate any events that will significantly impact its unrecognized tax benefits during the next 12 months.

The Company's US federal corporate income tax returns for the tax years ending on or after December 31, 2018 remain open to examination. The Company's New Jersey income tax returns for the tax years ending on or after December 31, 2017 remain open to examination.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2021, through the date of the report and determined that there are no material events that would require disclosures in the Company's Financial Statement.